Exhibit 99.1

PRESS RELEASE

Immatics Appoints Venkat Ramanan as Chief Financial Officer

Houston, Texas and Tuebingen, Germany,  October 1, 2025 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company and the global leader in precision targeting of PRAME, today announced the appointment of Venkat Ramanan, Ph.D., as Chief Financial Officer (“CFO”), effective immediately. Dr. Ramanan is a seasoned financial leader in the biopharmaceutical industry with over 25 years of experience at companies including Seagen, Gilead Sciences and Amgen. He brings deep financial expertise in facilitating successful product launches, establishing scalable operations in global markets and enabling corporate transactions. He joins Immatics from Anthos Therapeutics, a Novartis company, where he served as CFO. He will succeed Immatics’ current CFO, Arnd Christ.

“We are thrilled to welcome Venkat to Immatics as an accomplished and passionate biopharmaceutical leader. His extensive experience will be instrumental in enabling us to continue to advance our PRAME franchise as well as rapidly move our PRAME cell therapy, anzu-cel, toward commercialization and to patients with a significant unmet medical need,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “I would also like to extend our gratitude to Arnd Christ for his financial leadership and tremendous contributions that have brought Immatics to where it stands today. On behalf of the entire team, I wish him all the best in his future endeavors.”

“This is a pivotal moment to join Immatics as the company advances toward its first commercial launch and works to bring its innovative PRAME cell therapy, anzu-cel, to patients with metastatic melanoma,” said Venkat Ramanan, Ph.D., Chief Financial Officer of Immatics. “I look forward to collaborating closely with the team during this dynamic stage of growth and supporting the transition to a commercial-stage organization. Together, we will further strengthen Immatics’ position as the global leader in precision targeting of PRAME, united by our commitment to making a meaningful impact on the lives of patients with cancer.”

Dr. Ramanan brings more than 25 years of experience and leadership in finance, strategy and operations across large and small biopharmaceutical companies, with a proven track record of leading companies through periods of successful transformation and growth. He joins Immatics from Anthos Therapeutics, a clinical-stage biotechnology company acquired by Novartis in April 2025, where he served as CFO. Previously, he was CFO at Turnstone Biologics, where he led the company’s transition from a private to public company through its IPO. Earlier, as Senior Vice President Finance at Seagen, he oversaw the finance department enabling multiple product launches, global expansion and strategic transactions. He also held senior finance and business leadership roles at Gilead Sciences and Amgen. He began his career in the biopharmaceutical industry as a consultant with ZS Associates. Dr. Ramanan holds a Ph.D. in Engineering Mechanics from The Ohio State University.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

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